TRANSMISSÃO PAULISTA

07026579

Data São Paulo, September 4, 2007 *Ref.CT/FR/0014/2007*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing a copy of Companhia de Transmissão de Energia Elétrica Paulista's Financial Statements as of June 30, 2007, which includes the independent Auditors' Report, and the Release we enrolled in Brazil at CVM and BOVESPA regarding the 2nd Quarter 2007 Results, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

Gabriela Las Casas Sanches
Investor Relations

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

RELEASE

1st HALF 2007: TRANSMISSÃO PAULISTA REACHED NET INCOME OF R$ 362 MILLION

Transmissão Paulista reported the 1st Half 2007 financial statements. This information was sent to CVM and BOVESPA, and is also available at our website: www.cteep.com.br (Investidores).

We present bellow a summary of the balance sheets and statements of income with a financial performance analysis.

STATEMENTS OF INCOME
(In thousands of Brazilian Reals)

	06/30/07	A.Vert.%	06/30/06	A.Vert.%	A.Hor.%
OPERATING REVENUES	738,028	108,40	681,833	114.50	8.2
DEDUCTIONS FROM OPEATING REVENUES					
Global Reserve for Reversion – RGR	(17,853)	-2.60	(16,695)	-2.80	6.9
Research and Development – R & D	(5,610)	-0.80	(5,804)	-1.00	-3.3
COFINS/PIS (Tax on revenue)	(37,252)	-5.50	(56,175)	-9.40	-33.7
Regulatory Asset – Recognition	4,191	0.60	31,058	5.20	-
Regulatory Asset – Realization	(833)	-0.10	(38,445)	-	-
ISSQN (service tax)	(109)		(78)	-	39.7
	(57,466)	-8.40	(86,139)	-8.00	-33.3
NET OPERATING REVENUES	680,562	100.00	595,694	106.50	14.2
OPERATING EXPENSES					
Personnel	(110,702)	-16.30	(164,846)	-27.70	-32.8
Materials / Outside services	(51,609)	-7.60	(61,184)	-10.30	-15.6
Depreciation	(85,359)	-12.50	(84,478)	-14.20	1.0
Concession Regulatory Charges	(63,138)	-9.30	(39,530)	-6.60	59.7
Reserve for Contingencies	(12,487)	-1.80	(11,424)	-1.90	9.3
IPTU – Eletropaulo settlement	(35,562)	-5.20	-	-	-
Reversal of Reserves for Contingencies – IPTU	63,524	9.30	-	-	-
Other Expenses	(19,677)	-2.90	(13,028)	-2.20	51.0
	(315,010)	-46.30	(374,490)	-62.90	-15.9
GROSS PROFIT	365,552	53.70	221,204	43.60	65.3
FINANCIAL INCOME (EXPENSES)	76,997	11.30	46,557	7.80	65.4
Interest on own capital	-		(54,354)	-9.10	-
INCOME FROM OPERATIONS	442,549	65.00	213,407	42.30	107.4
Non-operating income	10,967	1.60	1,428	0.20	668.0
Non-operating expenses	70,496	10.40	-	-	-
Other expenses	(317)	-	(407)	-0.10	-22.1
NON-OPERATING INCOME, NET	81,146	11.90	1,021	0.20	7,847.7
INCOME BEF. NCOME AND SOCIAL CONTRIB. TAX	523,695	76.90	214,428	42.50	144.2
Income tax and social contribution taxes, net	(161,574)	-23.70	(74,462)	-12.50	117.0
Reversal of interest on own capital	-		54,354	9.10	-100.0
NET INCOME FOR THE HALF	362,121	53.20	194,320	30.00	86.4
Earnings per thousand shares – R$	2.43		1.30		86.4

COMPARATIVE ON 2007 AND 2006 QUARTERS

(In thousands of Brazilian Reais)

	2Q07	1QT07	1H07	2Q06	1Q06	1H06
OPERATING REVENUES	376,985	361,043	738,028	345,401	336,432	681,833
PIS/COFINS/RGR/ISS	(31,032)	(27,027)	(58,059)	(36,817)	(39,111)	(75,928)
Regulatory Asset – Recognition/ Realization	895	2,463	3,358	(6,902)	(485)	(7,387)
Regulatory Asset - Reversal	-	-	-	-	-	-
COFINS/PIS Credits	-	-	-	-	-	-
OPERATING REVENUES DEDUCTIONS	(30,137)	(24,564)	(54,701)	(43,719)	(39,596)	(83,315)
NET OPERATING REVENUES	346,848	336,479	683,327	301,682	296,836	598,518
OPERATING EXPENSES						
Personnel	(51,963)	(58,739)	(110,702)	(84,885)	(79,961)	(164,846)
Materials	(3,838)	(7,984)	(11,822)	(5,595)	(5,403)	(10,998)
Outside Services	(20,389)	(19,398)	(39,787)	(23,203)	(26,983)	(50,186)
Depreciation	(42,850)	(42,509)	(85,359)	(42,283)	(42,195)	(84,478)
Concession regulatory charges	(30,150)	(32,988)	(63,138)	(20,884)	(18,646)	(39,530)
Reserve for Contingencies	3,519	(16,006)	(12,487)	(1,606)	(9,818)	(11,424)
IPTU - São Paulo township	-	(35,562)	(35,562)	-	-	-
Reversal of reserves for contingencies – IPTU	-	63,524	63,524	-	-	-
Other expenses	(7,704)	(14,738)	(22,442)	(4,781)	(11,071)	(15,852)
	(153,375)	(164,400)	(317,775)	(183,237)	(194,077)	(377,314)
GROSS PROFIT	193,473	172,079	365,552	118,445	102,759	221,204
FINANCIAL INCOME	8,771	68,226	76,997	20,130	26,427	46,557
Interest on own capital	-	-	-	(54,354)	-	(54,354)
INCOME FROM OPERATIONS	202,244	240,305	442,549	84,221	129,186	213,407
NONOPERATING (EXPENSES) INCOME	(112)	81,258	81,146	1,192	(171)	1,021
INCOME BEF. INCOME AND SOCIAL CONTRIBUTION TAXES	202,132	321,563	523,695	85,413	129,015	214,428
Net income and social contrib. taxes	(67,476)	(94,098)	(161,574)	(28,265)	(46,197)	(74,462)
INCOME BEF. INTEREST ON OWN CAPITAL REVERSAL	134,656	227,465	362,121	57,148	82,818	139,966
Reversal on interest on own capital	-	-	-	54,354	-	54,354
NET INCOME FOR THE PERIOD	134,656	227,465	362,121	111,502	82,818	194,320
Earnings per thousand shares - R$	0.90	1.52	2.43	0.75	0.55	1.30

COMPANY PERFORMANCE

The Company's main source of revenue refers to the use of its transmission system by the electric power public utility concessionaires and agents in the segment, whose annual tariffs were adjusted through the Authorizing Resolution (RH) No. 355/06 of the National Electric Energy Agency (ANEEL), effective up to June 30, 2007, and linked to the facilities of the Basic Network and Other Transmission Facilities.

In the second quarter of 2007, the Gross Operating Revenue reached R$ 376,985 thousand, which, after the deduction of direct taxes and charges, resulted in a Net Operating Revenue of R$ 346,848 thousand, an increase of 15.0% in comparison to the R$ 301,682 thousand recorded in the same quarter of the previous year.

The Operating Expenses which may be directly administered by Management, referring to expenses with personnel, materials, third-party services and other expenses, in the amount of R$ 83,894 thousand, accounted for 24.2% of the quarter's Net Operating Revenue.

In the first half 2007 personnel expenses decreased 32.8% year-over-year due to the Voluntary Termination Program, with an adhesion period last November. On October 31, 2006 the Company accounted on 2,737 employees, of which 1,534 adhered to the VTP. Since that date 1,271 employees left the Company.

Also in the first half 2007 materials and outside services expenses decreased 15.6% year-over-year due to many optimization projects implemented by the Company.

In the second quarter of 2007, the Gross Profit, in the amount of R$ 193,473 thousand, is 63.3% higher than the R$ 118,445 thousand recorded in the same quarter of 2006.

The EBITDA, which is represented by the Gross Profit plus the Depreciation amount, reached R$ 236,323 thousand, representing a 68.1% margin over the quarter's Net Operating Revenue.

In view of the results achieved by the Company's operational management in the second quarter of 2007, a Net Income of R$ 134,656 thousand was recorded, which exceeds that in the same quarter of the previous year (R$ 111,502 thousand) by 20.8%.

ELECTRICITY NETWORK OPERATING REVENUE

Revenues from electricity network usage charges for the first half 2007 amounted to R$ 730,683 thousand (R$ 674,600 thousand in the first half 2006) including R$102,271 thousand (R$ 71,725 thousand in the first half 2006) regarding new projects that started to operate after December 31, 1999. This revenue is composed of the following:

	06.30.07		06.30.06	
	Quarter	Half	Quarter	Half
Basic network				
Existing assets	267,341	531,960	259,467	518,532
New investments	53,535	93,383	34,082	65,732
Surplus/(deficit)	515	2,928	(2,955)	(10,274)
	321,391	628,271	290,594	573,990
Other transmission facilities				
Existing assets	16,202	33,472	25,393	50,551
New investments	4,977	8,888	3,398	5,993
	21,179	42,360	28,791	56,544

Charges				
Fuel Consumption Account (CCC)	19,452	38,113	12,455	24,353
Energy Development Account (CDE)	11,729	22,982	8,323	16,275
Alternative Source Incentive Program (PROINFA)	2,667	5,226	1,294	2,592
	33,848	66,321	22,072	43,220
Adjustment	(3,135)	(6,269)	498	846
	373,283	730,683	341,955	674,600

Periodic Review of Authorized Annual Revenue - RAP

In accordance with Concession Agreement No. 59, signed with the Federal Government on June 20, 2001, through the intermediation of ANEEL, every four years as from the date on which this agreement was signed, ANEEL will make a periodic review of the Authorized Annual Revenue (RAP) of electric energy transmission related to the installations of authorized projects whose business operations commenced after December 31, 1999, for the purpose of promoting efficiency and low rates, in accordance with the methodology approved by Normative Instruction No. 257, of March 6, 2007.

Through Resolution No. 488, of June 26, 2007, the result of the first periodic rate review of Companhia de Transmissão de Energia Elétrica Paulista - CTEEP was approved, setting the new Authorized Annual Revenue (RAP) at -26.15%, to be applied to the Basic Network - New Facilities (RBNI) and Other Facilities - New Investments (RCDM) portions effective on July 1, 2005.

The effects of this rate recomposition will be backdated to July 1, 2005. The difference in the amounts collected from July 2005 to June 30, 2007, amounting to R$ 66,688 thousand, will be offset in 24 (twenty-four) months by means of the contractual instrument of an adjustment portion.

Annual Revenue Adjustment

On June 29, 2007, Approving Resolution No. 496 was issued, establishing CTEEP's annual authorized revenues for making available the transmission facilities that comprise the Basic Network and Other Transmission Facilities, for a twelve-month cycle from July 1, 2007 to June 30, 2008.

According to the mentioned Resolution, the Authorized Annual Revenue (RAP) of CTEEP, which was R$ 1,314,400 thousand on July 1, 2006, started to be R$ 1,478,456 thousand on July 1, 2007, which represents an increase of R$ 164,056 thousand or 12.5% even considering the new RAP abovementioned.

The analysis of the revenue effective from July 1, 2007 to June 30, 2008 is as follows:

Basic network	
Existing assets	940,542
New investments	174,618
	1,115,160
Other Transmission Facilities (DIT)	
Existing assets	270,584

New investments	20,060
	290,644
LT Chavantes Botucatu	12,047
Adjustment portion	60,605
	1,478,456

DIVIDENDS

At an Extraordinary General Meeting held on July 10, 2007, the Board of Directors decided to pay dividends to the shareholders, in the amount of R$ 240,247 thousand, which corresponds to R$ 1.609317 per thousand shares. The payment will start on July 18, 2007.

BNDES LOAN

We hereby inform that, at a meeting held with the Executive Board of the National Bank for Economic and Social Development (BNDES) on July 17, 2007, loan of R$ 764.2 million was granted to CTEEP. This amount accounts for 70% of the total investment, which includes construction aimed at system improvements, reinforcements, modernization of the current transmission system and new projects, and is part of the 2006/2008 Pluriannual Investment Plan.

Furthermore, we inform that the mentioned loan is pending approval by Executive Board and Board of Directors Meetings, as well as the completion of the documentation stage of the process.

REVERSE STOCK SPLIT

At an Extraordinary General Meeting (AGE) held on July 12, 2007, the shareholders approved the proposal of the Board of Directors for the Company's reverse stock split. A one thousand-to-one reverse stock split of each type of the Company's shares was carried out. Regarding the ADRs, where before the reverse stock split 3.000 shares corresponded to 1 ADR, after the reverse stock split 1 share corresponds to 1 ADR.

This reverse stock split will not change the Company's capital and its aim is to standardize the trading standards adopted by the São Paulo Stock Exchange (BOVESPA), as the latter has been instructing publicly-held companies to adopt a unit quotation for its shares instead of the quotation per lots of thousands of shares, in order to allow for more favorable conditions in the trading of the shares issued by the Company.

After August 14, 2007 CTEEP shares will be traded at BOVESPA per share, and not per thousands of shares, and on August 23, 2007 there will be an auction at BOVESPA to sell the share fractions resulting from the reverse stock split.

SHARES TRADING

a) At the end of the quarter there were 18,160 ADRs on the preferred shares level I ADR program and 12,133 ADRs on the common shares level I ADR program. ican Depositary Receipts.

b) At the same quarter 22,887 trades involving CTEEP shares were made at BOVESPA, corresponding to a total volume of R$ 564,411.

(A free translation of the original in Portuguese)

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Interim Financial Statements at June 30, 2007 and Independent Accountants' Review Report

G:\JUE\CTEEP07.JUE.MOD

(A free translation of the original in Portuguese)

Independent Accountants' Review Report

To the Board of Directors and Stockholders
CTEEP - Companhia de Transmissão de
Energia Elétrica Paulista

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the quarter ended June 30, 2007. This information is the responsibility of the Company's management.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 The statement of cash flows for the six-month period ended June 30, 2007, contained in Note 25 to the quarterly information, is presented for purposes of additional analysis and is not a required part of the basic quarterly information. This information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly presented in all material respects in relation to the quarterly information taken as a whole.

5 As described in Note 24 to the quarterly information, pursuant to the decision of the 49th Labor Court of São Paulo, as from September 2005, Fundação CESP started to process the payroll of the participants in the supplementary pension plan regulated by Law No. 4819/58, through funds transferred by the Company, as carried out up to December 2003. In January 2006, the Attorneys' General Office of the State of São Paulo understood that the responsibility of the State Government is restricted to the limits set forth by the State Constitution in respect of the payment of pension benefits. Since then, the State Government started to disallow a portion of the resources transferred to the Company. Management of the Company, supported by its legal advisors, understands that the payment of the benefits related to the supplementary pension plan is the full responsibility of the State Government. Consequently, the Company does not record any obligations relating to this plan in its quarterly information.

6 The Quarterly Information (ITR) also includes accounting information relating to the balance sheet for the quarter ended March 31, 2007 and the statements of income for the quarter and six-month period ended June 30, 2006. The limited reviews of the Quarterly Information (ITR) and statement of cash flows for these quarters and six-month period were conducted by other independent accountants, who issued reports as follows:

. The report on the quarter ended March 31, 2007, issued on April 20, 2007, is unqualified and contains matter of emphasis paragraphs relating to the decision of the 49th Labor Court of São Paulo on the processing of the payroll of the supplementary pension plan regulated by Law No. 4819/58 and the provisional adjustment of the Annual Authorized Revenue (RAP), authorized by the National Electric Energy Agency (ANEEL), based on the variations of the General Market Price Index (IGP-M) for the tariff cycles from July 2005 to June 2006 and from July 2006 to June 2007.

. The report for the quarter and six-month period ended June 30, 2006, issued on August 4, 2006, contains a qualification referring to the Company's revenues arising from agreements entered into prior to October 31, 2003, which should be taxed at a total rate of 3.65% for Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) instead of the 9.25% rate used up to May 31, 2006. Accordingly, the regulatory

asset recorded by the Company should be reduced. On the other hand, the Company will have the right to offset PIS and COFINS amounts overpaid as from February 2004. The report also contains a matter of emphasis paragraph relating to the decision of 49th Labor Court on the processing of the payroll of the supplementary pension plan regulated by Law No. 4,819/58.

São Paulo, July 20, 2007

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander Rodrigues Teles
Contador CRC 1DF005919/O-3 "S" SP

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Balance Sheets

In thousands of reais (A free translation of the original in Portuguese)

Assets	June 30, 2007	March 31, 2007
Current assets		
Cash and cash equivalents		
Cash and banks	48,813	1,559
Temporary cash investments	201,138	202,354
	249,951	203,913
Accounts receivable		
Consumers, concessionaires and permittees	173,817	165,646
Inventories	32,500	35,286
Accounts receivable - São Paulo State Finance Department	14,661	14,400
Allowance for doubtful accounts	(1,079)	(1,079)
Deferred income and social contribution taxes	30,041	67,443
Recoverable taxes	29,219	83,655
Escrow deposits	3,579	3,475
Prepaid expenses	1,409	2,664
Other	16,643	13,119
	300,790	384,609
	550,741	588,522
Non-current assets		
Long-Term assets		
Accounts receivable - São Paulo State Finance Department	258,849	234,333
Allowance for doubtful accounts	(2,218)	(2,218)
Deferred income and social contribution taxes	84,103	86,033
Escrow deposits	31,537	31,952
Prepaid expenses	11,449	10,554
Other	3,494	3,494
	387,214	364,148

Liabilities and shareholders' equity	June 30, 2007	March 31, 2007
Current liabilities		
Suppliers	46,044	46,018
Taxes payable	16,544	28,266
Loans, financing and debt charges	50,056	56
Regulatory charges - RGR (Global Reserve for Reversion)	5,026	5,238
Payroll and related charges	9,255	12,114
Voluntary termination program	88,162	198,361
Accrued liabilities	18,230	22,478
Accounts payable - Fundação CESP	7,273	7,066
Interest on capital/dividends	1,667	1,918
Other	20,152	12,561
	262,409	334,076
Non-current liabilities		
Long-Term liabilities		
Loans and financing	561	573
Accounts payable - Fundação CESP	224,218	224,045
Voluntary termination program	22,405	24,564
Reserve for contingencies	213,605	217,462
Accrued taxes	11,132	11,132
Special liabilities - reversal/amortization	24,053	24,053
Other	11,705	12,150
	507,679	513,979
Deferred income	92,003	96,249
Shareholders' equity		
Capital (Note 16(a))	462,000	462,000
Capital reserves	2,592,369	2,592,369
Profit reserves	181,436	182,069
Retained earnings	871,398	735,866
	4,107,203	3,972,304

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Balance Sheets

In thousands of reais

Assets	June 30, 2007	March 31, 2007	Liabilities and shareholders' equity	June 30, 2007	March 31, 2007
Property, plant and equipment					
In service	5,857,700	5,780,837	Funds for capital increase	666	666
Accumulated depreciation	(2,778,256)	(2,738,611)			
In progress	911,029	880,954		4,107,869	3,972,970
Special liabilities	(16,068)	(16,176)			
	3,974,405	3,907,004			
Intangible assets	57,600	57,600			
	4,419,219	4,328,752			
Total assets	4,969,960	4,917,274	Total liabilities and shareholders' equity	4,969,960	4,917,274

The accompanying notes are an integral part of these interim financial statements.

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Statements of Income
Quarters Ended June 30
In thousands of reais (A free translation of the original in Portuguese)

	2007	2006
Operating revenues		
Electricity network usage charges	373,283	341,955
Other revenues	3,702	3,446
	376,985	345,401
Deductions from operating revenues		
Global Reserve for Reversion (RGR)	(8,927)	(8,348)
Research and development (R&D)	(2,845)	(2,980)
COFINS (tax on revenue)	(15,780)	(20,909)
PIS (tax on revenue)	(3,422)	(4,538)
Regulatory asset - recognition	1,028	12,607
Regulatory asset - realization	(133)	(19,509)
ISSQN (service tax)	(58)	(42)
	(30,137)	(43,719)
Net operating revenues	346,848	301,682
Operating expenses		
Personnel	(51,963)	(84,885)
Materials	(3,838)	(5,595)
Outside services	(20,389)	(23,203)
Depreciation	(42,850)	(42,283)
Concession regulatory charges	(30,150)	(20,884)
Reserve for contingencies	3,519	(1,606)
Other expenses	(7,704)	(4,781)
	(153,375)	(183,237)
Gross profit	193,473	118,445

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Statements of Income
Quarters Ended June 30
In thousands of reais (continued

	2007	2006
Financial income (expenses)		
Amortization of negative goodwill	4,246	4,247
Income	9,417	21,734
Expenses	(4,855)	(4,600)
Interests on own capital	-	(54,354)
Monetary variations, net	(37)	(1,251)
	8,771	(34,224)
Income from operations	202,244	84,221
Non-operating income	1	1,381
Non-operating expenses	(113)	(189)
Nonoperating (expenses) income, net	(112)	1,192
Income before income and social contribution taxes	202,132	85,413
Income tax	(20,145)	(23,060)
Social contribution tax	(7,237)	(8,098)
Deferred income tax	(29,504)	2,127
Deferred social contribution tax (Note 20(b))	(10,590)	766
	(67,476)	(28,265)
Reversal of interests on own capital	-	54,354
Net income for the period	134,656	111,502
Earnings per thousand shares - R$	0,00090	0,00075

The accompanying notes are an integral part of these interim financial statements.

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Statements of Income
Semesters Ended June 30
In thousands of reais (A free translation of the original in Portuguese

	2007	2006
Operating revenues		
Electricity network usage charges	730,683	674,600
Other revenues	7,345	7,233
	738,028	681,833
Deductions from operating revenues		
Global Reserve for Reversion (RGR)	(17,853)	(16,695)
Research and development (R&D)	(5,610)	(5,804)
COFINS (tax on revenue)	(30,613)	(46,156)
PIS (tax on revenue)	(6,639)	(10,019)
Regulatory asset - recognition	4,191	31,058
Regulatory asset - realization	(833)	(38,445)
ISSQN (service tax)	(109)	(78)
	(57,466)	(86,139)
Net operating revenues	680,562	595,694
Operating expenses		
Personnel	(110,702)	(164,846)
Materials	(11,822)	(10,998)
Outside services	(39,787)	(50,186)
Depreciation	(85,359)	(84,478)
Concession regulatory charges	(63,138)	(39,530)
Reserve for contingencies	(12,487)	(11,424)
IPTU - Eletropaulo settlement	(35,562)	-
Reversal of reserves for contingencies - IPTU	63,524	-
Other expenses	(19,677)	(13,028)
	(315,010)	(374,490)
Gross profit	365,552	221,204

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Statements of Income
Semesters Ended June 30
In thousands of reais (continued

	2007	2006
Financial income (expenses)		
Amortization of negative goodwill	8,492	8,493
Income	76,956	47,935
Expenses	(8,829)	(9,207)
Interests on own capital		(54,354)
Monetary variations, net	378	(664)
	76,997	(7,797)
Income from operations	442,549	213,407
Non-operating income	10,967	1,428
Non-operating expenses	70,179	(407)
Non-operating (expenses) income, net	81,146	1,021
Income before income and social contribution taxes	523,695	214,428
Income tax	(21,370)	(59,477)
Social contribution tax	(7,675)	(21,003)
Deferred income tax	(101,805)	4,325
Deferred social contribution tax (Note 20(b))	(30,724)	1,693
	(161,574)	(74,462)
Reversal of interests on own capital	-	54,354
Net income for the period	362,121	194,320
Earnings per thousand shares - R$	0,00243	0,00130

The accompanying notes are an integral part of these interim financial statements.

In thousands of reais

1 Operations

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company"), a publicly-traded company, is authorized to operate as an electric power public service concessionaire, and is principally engaged in the planning, construction and operation of electric power transmission systems, as well as in research and development programs related to energy transmission and other activities related to available technology. The Company's activities are regulated and inspected by the National Electric Power Agency (ANEEL).

The Company originated from the partial spin-off of CESP - Companhia Energética de São Paulo, and started its commercial operations on April 1, 1999. On November 10, 2001, EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., derived from the partial spin-off of Eletropaulo - Eletricidade de São Paulo S.A., was merged to the Company.

In a privatization auction held on June 28, 2006, on the São Paulo Stock Exchange (BOVESPA), pursuant to Notice SF/001/2006, the São Paulo State Government, until then the majority shareholder, sold 31,341,890,064 common shares owned by it, corresponding to 50.10% of common shares issued by CTEEP. The winner of the auction was Interconexión Eléctrica S.A. E.S.P.

The financial settlement of the transaction took place on July 26, 2006, with the resulting transfer of ownership of the aforementioned shares to ISA Capital do Brasil S.A., a Brazilian company controlled by Interconexión Eléctrica S.A. ESP, established to operate in Brazil, thus becoming CTEEP's controlling shareholder. Said transaction was approved by ANEEL on July 25, 2006, pursuant to Authorization Resolution no. 642/06, published in the Official Gazette on July 26, 2006.

On September 12, 2006, ISA Capital do Brasil S.A. purchased another 10,021,687 common shares issued by CTEEP, held by the Government of the State of São Paulo, and became the holder of 31,351,911,751 common shares.

On January 9, 2007 ISA Capital do Brasil S.A. acquired, through a public offering auction for acquisition of shares held on BOVESPA, 24,572,554,070 common shares issued by CTEEP, corresponding to 39.28% of the total of this type of shares, pursuant to the public offering notice published on December 4, 2006.

Due to this acquisition, ISA Capital do Brasil S.A. began holding the equivalent to 89.40% of voting capital and 37.46% of total capital of CTEEP. Thus, of a total of 62,558,662,803 common shares issued by CTEEP, 55,924,465,821 are owned by ISA Capital do Brasil S.A.

In thousands of reais

The Company's shares are traded on BOVESPA. Additionally, CTEEP has a Rule 144A American Depositary Receipts (ADRs) program in the United States. The depositary bank for the ADRs is the Bank of New York, and the custodian bank is Banco Itaú S.A. (Note 16(b)).

2 Corporate Governance

In September 2002, the Company adopted the Level-1 Corporate Governance Practices of BOVESPA. Accordingly, the Company, whose preferred shares are included in the BOVESPA index (IBOVESPA), was also included in the Corporate Governance Index (IGC).

The commitments assumed in the adoption of corporate governance practices ensure greater transparency of the Company for the market, investors and shareholders, thus facilitating their monitoring of actions by Management and the controlling shareholder.

3 Presentation of Interim Financial Statements

The interim financial statements have been prepared in accordance with Brazilian accounting practices, based on the provisions of the Brazilian Corporate Law, together with supplementary standards from the Brazilian Securities Commission (CVM) and specific legislation applicable to electric power public service concessionaires, established by the National Electric Power Agency (ANEEL). Effective January 1, 2006, the financial statements are presented in conformity with the requirements of CVM Resolutions nos. 488/05 and 489/05, respectively.

These interim financial statements are in conformity with the principles, methods and criteria adopted by the Company as of the closing of the 2006 fiscal year.

4 Accounts Receivable - São Paulo State Finance Department

			June 30, 2007	March 31, 2007
	Current	Long-term	Total	Total
Agreement for acknowledgment and consolidation of debts	12,138	49,565	61,703	63,585
Pension benefit payments - Law no. 4,819/58	-	138,808	138,808	115,753
Sale of real property	2,523	10,302	12,825	13,216
Labor claims - Law no. 4,819/58	-	57,956	57,956	53,961
Family allowance - Law no. 4,819/58	-	2,218	2,218	2,218
	14,661	258,849	273,510	248,733

In thousands of reais

(a) Agreement for Acknowledgment and Consolidation of Debts

On May 2, 2002, the Agreement for Acknowledgement and Consolidation of Debts was entered into with the State Finance Department, in which the State acknowledges a debt to the Company corresponding to the disbursements originally made by CESP - Companhia Energética de São Paulo, from 1990 to 1999, for payment of pension benefits under State Law no. 4,819/58. The acknowledged debt has been adjusted up to January 2002 according to the UFESP (State government index for inflation adjustments) variation and, starting in February 2002, according to the monthly variation of the IGP-M (general market price index), plus 6% per year. The reimbursement will be made in 120 monthly installments, beginning on August 1, 2002, and ending on July 1, 2012.

(b) Pension benefit payments - Law no. 4,819/58

The amount of R$ 138,808 refers to the remaining balance of pension benefit payments under State Law no. 4,819/58, of which R$ 1,426 is supported by individual injuctions and relates to the period from January to August 2005, and R$ 137,382 is supported by a decision of the 49th. Labor Court of São Paulo and relates to the period from September 2005 to June 2007, which are paid by Fundação CESP using funds received from the State government and transferred to the Company (Note 24(c)). This amount is not monetarily adjusted and is not subject to any kind of interest until it is approved by the State government for payment to the Company.

(c) Sale of real property

On July 31, 2002, a Private Transaction Agreement, including a promise to sell a real property, acknowledgment of liabilities and payment commitment, was signed with the State Finance Department, in which the State acknowledges its debt to the Company in the amount of R$ 12,243, which corresponds to the market value of the total area of the property occupied by the State and partially used for the construction of prisons units.

Therefore, the State agreed to reimburse the aforementioned amount to the Company in 120 monthly installments from August 1, 2002 to July 1, 2012, adjusted according to the monthly variation of the IGP-M, plus interest of 6% per year.

(d) Labor claims - Law no. 4,819/58

Refer to certain labor lawsuits settled by the Company, related to retired employees under State Law no. 4,819/58, which are the responsibility of the State government. This balance is not monetarily adjusted and is not subject to any kind of interest until it is approved by government for payment to the Company.

In thousands of reais

(e) Family allowance - Law no. 4,819/58

CESP - Companhia Energética de São Paulo made advances for monthly family allowance payments established by State Law no. 4,819/58, which were transferred to the Company upon the partial spin-off of CESP.

Considering the expectation of loss, Management recorded an allowance for doubtful accounts in long-term assets in the amount of R$ 2,218.

5 Recoverable Taxes

	June 30, 2007	March 31, 2007
Income tax		
Overpaid	13,034	26,290
Withheld at source	815	10,946
Legal entity - third parties	87	69
	13,936	37,305
Social contribution tax		
Overpaid	8,272	8,272
Withheld at source	229	801
	8,501	9,073
COFINS		
Credits - Regulatory Instruction no. 658	-	8,396
Withheld at source	494	479
	494	8,875
PIS		
Credits - Regulatory Instruction no. 658	5,397	27,497
Withheld at source	107	104
	5,504	27,601
Other	784	801
	29,219	83,655

In thousands of reais

6 Deferred Income and Social Contribution Taxes

Assets

In current assets, the balance of R$ 30,041, of which R$ 22,041 in income tax and R$ 8,000 in social contribution tax, refers to tax impacts on the provision for the Voluntary Termination Program (Note 11).

In long-term assets, they refer to amounts arising from the following provisions:

	June 30, 2007			March 31, 2007
	Income tax	Social contribution tax	Total	Total
Reserve for labor contingencies	35,917	12,930	48,847	50,509
Reserve for civil contingencies	256	92	348	348
Reserve for tax contingencies	17,536	6,313	23,849	23,383
Reserve for social security contingencies	1,706	614	2,320	2,320
Allowance for doubtful accounts	824	297	1,121	1,121
Voluntary Termination Program	5,601	2,017	7,618	8,352
	61,840	22,263	84,103	86,033

These credits, both current and long-term, will be realized as the provisions that gave rise to them, currently nondeductible and controlled in part "B" of the Taxable Income Computation Book (LALUR), become actual expenses.

In thousands of reais

7 Property, Plant and Equipment

	June 30, 2007			March 31, 2007
	Adjusted cost	Accumulated depreciation	Net book value	Net book value
In service				
Land (i)	44,681	-	44,681	44,680
Buildings, construction and improvements	582,394	(363,120)	219,274	223,853
Machinery and equipment	5,179,981	(2,375,473)	2,804,508	2,761,885
Vehicles	27,710	(25,913)	1,797	2,154
Furniture and fixtures	22,934	(13,750)	9,184	9,654
	5,857,700	(2,778,256)	3,079,444	3,042,226
In progress	911,029	-	911,029	880,954
Special liabilities (ii)				
Donations received	(16,068)	-	(16,068)	(16,176
	6,752,661	(2,778,256)	3,974,405	3,907,004

(i) Land owned by the Company in São José dos Campos, whose book value is R$ 114. The land has been pledged as collateral for an IPTU (municipal real estate tax) tax collection proceeding (Note 14(b)).

(ii) Represented by assets received from electricity concessionaires and customers for purposes of investments in the concession.

In accordance with articles 63 and 64 of Decree no. 41,019, of February 26, 1957, assets and installations used in the transmission of electric power are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the regulatory body. ANEEL Resolution no. 20, of February 3, 1999, regulates the electric power utility concession assets, giving prior authorization for not restricting assets no longer serviceable to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

In thousands of reais

8 Taxes Payable

	June 30, 2007	March 31, 2007
Income tax - CETEMEQ	-	16,374
COFINS (tax on revenue)	4,682	4,318
Income tax - regulatory asset	2,862	2,639
Income tax	3,873	1,250
Social contribution tax - regulatory asset	1,030	950
PIS (tax on revenue)	1,015	936
ANEEL inspection fee	548	548
Social contribution tax	1,389	438
Other	1,145	813
	16,544	28,266

9 Loans, Financing and Debt Charges

	June 30, 2007				March 31, 2007
		Principal			
	Charges	Current	Long-term	Total	Total
Local currency					
ELETROBRÁS	6	50	561	617	629
Banco Safra (*)	-	50,000	-	50,000	-
	6	50,050	561	50,617	629

(*) Refers to a loan agreement with Banco Safra, entered into on June 21, 2007, in the amount of R$ 50,000 thousand, effective up to October 19, 2007. This loan bears monthly charges at the rate of 101.9% of the daily average of the Interbank Deposit Certificate (CDI) and falls due on the first business day of each month.

The balance may be partially or fully amortized at any time throughout the term of the agreement.

In thousands of reais

10 Payroll and Related Charges

	June 30, 2007	March 31, 2007
INSS (social security contribution)	2,948	3,335
FGTS (severance pay fund)	659	381
Withholding income tax	1,793	4,530
Scholarship program (*)	3,572	3,450
Other taxes payable	283	418
	9,255	12,114

(*) Refers to obligations assumed by the Company under an agreement with the labor unions for reimbursing its employees for costs of elementary, high school and college education.

11 Voluntary Termination Program

The Company, which had 2,737 employees as of October 31, 2006, approved the Voluntary Termination Program, with an adhesion period from November 21 to 30, obtaining 1,534 adhesions.

Due to this fact, there were 323 employee terminations through December 31, 2006, for a total cost of R$ 78,979 (amounts paid). In addition, a provision was recognized in the amount of R$ 396,651 (amounts payable as of December 31, 2006) for the remaining terminations, which continue in 2007. The program's expenses include financial incentives, FGTS (Severance Pay Fund) fine, prior notice, healthcare, among others.

During the first semester of the year, employee terminations totaled 948.

Of the provision recognized as of December 31, 2006, the amount of R$ 110,567 remains, and of this amount R$ 88,162 will be realized in the short-term, and R$ 22,405 in the long term.

In thousands of reais

12 Accrued Liabilities

	June 30, 2007	March 31, 2007
Vacation and vacation bonus	11,915	15,441
Payroll charges on 13th salary, vacation and vacation bonus	6,315	7,037
	18,230	22,478

13 Accounts Payable - Fundação CESP

The amounts classified in current and long-term liabilities refer to two debt acknowledgement agreements for financing of actuarial deficit with Fundação CESP, totaling R$ 231,491 (R$ 231,111 in March 31, 2007), related to BSPS (Settled Proportional Pension Plans), with monthly payments and final maturities scheduled for September and November 2017, adjusted based on the greater of actuarial cost variation (General Price Index - Internal Availability (IGP-DI) plus interest of 6% per year) or the TR (a managed prime rate) plus interest of 8% per year.

As defined in the respective agreements, at the end of the fiscal year, balances are adjusted for determining contributions for the subsequent year, according to actuarial deficits or surpluses, calculated in accordance with Fundação CESP actuarial methodology.

As of December 31, 2006, the date of the last actuarial evaluation, as required by CVM Resolution no. 371/00, the calculation of liabilities with the private pension entity did not result in any need to recognize additional liabilities.

In thousands of reais

14 Reserve for Contingencies

	June 30, 2007			March 31, 2007		
Type	Provision	Escrow Deposits	Net	Provision	Escrow deposits	Net
Labor	143,667	8,054	135,613	148,556	7,716	140,840
Civil	1,023	-	1,023	1,023	-	1,023
Tax - municipal real estate tax (IPTU)	70,144	-	70,144	68,774	-	68,774
Social security - INSS	6,825	-	6,825	6,825	-	6,825
	221,659	8,054	213,605	225,178	7,716	217,462

	Likelihood of loss							
	Probable		Possible		Remote		Total	
Type	06.30.07	03.31.07	06.30.07	03.31.07	06.30.07	03.31.07	06.30.07	03.31.07
Labor	143,667	148,556	21,973	18,348	144,104	140,211	309,744	307,115
Civil	1,023	1,023	2,763	2,710	10,389	10,281	14,175	14,014
Tax - municipal real estate tax (IPTU)	70,144	68,774	-	-	-	-	70,144	68,774
Social security - INSS	6,825	6,825	-	-	-	-	6,825	6,825
	221,659	225,178	24,736	21,058	154,493	150,492	400,888	396,728

The likelihood of loss for each contingency, resulting in an unfavorable outcome for the Company, is classified as follows:

. Probable - the future event or events is/are likely to occur, from 61 to 100%;

. Possible - the chance of the future event or events occurring is more than remote, but less than probable, from 41 to 60%; and

. Remote - the chance of the future event or events occurring is slight, up to 40%.

Reserves have been recognized for contingencies classified as probable loss.

On a periodic basis, lawsuits are reassessed and reserves are supplemented if necessary.

In thousands of reais

(a) Labor

The Company assumed responsibility for certain lawsuits at different courts, arising principally from CESP's partial spin-off and the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A.

(b) Tax - municipal real estate tax (IPTU)

The Company recognizes a provision to cover debts with the municipal governments of São Paulo and São José dos Campos, in the amounts of R$ 6,881 and R$ 63,263, respectively, totaling R$ 70,144.

The provision for the São Paulo municipal government refers to the process of rectification of areas, due to differences in CTEEP's registration data, whereas the provision for the São José dos Campos municipal government involves land undergoing expropriation.

(c) National Institute of Social Security (INSS)

On August 10, 2001, the Company received from the National Institute of Social Security (INSS) a delinquency notice for nonpayment of social security contribution on compensation paid to its employees in the form of meal tickets, morning snack and basket of food staples for the period from April 1999 to July 2001. Accordingly, Management decided to recognize a reserve and make an escrow deposit amounting to R$ 6,825, which was recorded in long-term assets, under "Escrow deposits".

15 Accrued Taxes

The Company is challenging in court the constitutionality of the changes introduced by Law no. 9718 of November 27, 1999, which increased the COFINS rate from 2% to 3% and increased its tax basis by including financial income and nonoperating income.

Accordingly, the Company recognized the provisions in the amount of R$ 38,524, of which R$ 27,392 corresponds to the rate increase, with an escrow deposit, with a total net liability of R$ 11,132. This net liability refers to the increase in he tax basis, in which the Company understands there will be a favorable outcome, and also has an escrow deposition in the same amount recorded in long-term assets, under the caption "Escrow deposits".

In thousands of reais

In February 2004, with Law no. 10,833, of December 29, 2003, going into effect, addressing the noncumulative levy of COFINS, the Company began making the payments as set forth in the new law. The provision for taxes and escrow deposits are not monetarily adjusted.

16 Shareholders' Equity

(a) Capital

The Company's authorized capital is R$ 1,469,090, represented by R$ 615,696 in common shares and R$ 853,394 in preferred shares, all of which are registered shares without par value.

Subscribed and paid-up capital is R$462,000, represented by 62,558,662,803 common shares and 86,726,372,193 preferred shares, totaling 149,285,034,996 shares.

Preferred shares are nonvoting, but have priority in capital reimbursement and payment of noncumulative dividends of 10% per year calculated on the paid-up capital corresponding to this type of share.

(b) Stock composition of the Company

At June 30, 2007, the Company's principal stockholders are as follows:

					Number of shares - units	
	Common	**%**	**Preferred**	**%**	**Total**	**%**
Controlling shares						
Controlling stockholder						
ISA Capital do Brasil S.A.	55,924,465,821	89.40	-	-	55,924,465,821	37.46
Management						
Executive Board	-	-	-	-	-	-
Board of Directors	11	-	400,000	-	400,011	-
Supervisory Board	-	-	-	-	-	-
	11	-	400,000	-	400,011	-
Total controlling shares	55,924,465,832	89.40	400,000	-	55,924,865,832	37.46
Outstanding Shares						
Government of the State of São Paulo						
State Finance Secretariat	198	-	9,338,731,250	10.77	9,338,731,448	6.26

In thousands of reais

	Number of shares - units					
	Common	%	Preferred	%	Total	%
Companhia do Metropolitano de São Paulo - METRÔ	-	-	2,252,873,385	2.60	2,252,873,385	1.51
	198	-	11,591,604,635	13.37	11,591,604,833	7.77
Federal Government						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
BNDES Part S.A. BNDESPAR	-	-	2,476,097,206	2.86	2,476,097,206	1.66
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Federal Union	-	-	120,794		120,794	
	6,160,836,510	9.85	49,977,867,575	57.63	56,138,704,085	37.61
Other						
Grupo Hedging Griffo	-	-	5,026,089,709	5.80	5,026,089,709	3.36
UBS AG London Branch	-	-	3,179,500,000	3.67	3,179,500,000	2.13
L Parisotto Participações Ltda.	-	-	1,648,582,992	1.90	1,648,582,992	1.10
Vally S.A.	-	-	1,040,000,000	1.20	1,040,000,000	0.70
Inst Geiprev Seguridade Social	40,000,000	0.06	-		40,000,000	0.03
The Shell Contr Pension Fund	23,675,000	0.04	15,546,000	0.01	39,221,000	0.03
Opportunity Special Fia	29,698,610	0.05	-	-	29,698,610	0.02
Banco Santander Internacional	27,820,000	0.04	-	-	27,820,000	0.02
The Bank of New York - ADR Department	36,999,000	0.06	54,481,200	0.06	91,480,200	0.06
Other (*)	315,167,653	0.50	14,192,300,082	16.36	14,507,467,735	9.71
	473,360,263	0.75	25,156,499,983	29.00	25,629,860,246	17.16
Total outstanding shares	6,634,196,971	10.60	86,725,972,193	100.00	93,360,169,164	62.54
Grand total	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100,00

(*) Includes stockholders who individually hold less than 5% of each type and class of the Company's shares.

In thousands of reais

(c) Stockholdings, by type and class, of all those who hold, directly or indirectly, more than 5% of each type and class of the Company's shares, up to individual holdings

	June 30, 2007					
	Number of shares - units					
	Common	%	Preferred	%	Total	%
ISA Capital do Brasil S.A.						
ISA Interconexión Eléctrica S.A. ESP	828,267,196	100.00	-	-	828,267,196	100.00
Luiz Fernando Alarcón Mantilla	1	-	-	-	1	-
Guido Alberto Nule Amin	1	-	-	-	1	-
Fernando Augusto Rojas Pinto	1	-	-	-	1	-
Carlos Alberto Rodriguez Lopez	1	-	-	-	1	-
	828,267,200	100.00	-	-	828,267,200	100.00
ISA Interconexión Eléctrica S.A. ESP						
Ministério de Hacienda y Crédito Público	569,472,561	55.87	-	-	569,472,561	55.87
Empresa Pública de Medellin	102,582,317	10.06	-	-	102,582,317	10.06
Empresa Colombiana de Petróleo - ECOPETROL	58,925,480	5.78	-	-	58,925,480	5.78
Fondo de Pensiones de Bogotá Obligarorias Protección	50,396,714	4.94	-	-	50,396,714	4.94
Other	237,890,091	23.95	-	-	237,890,091	23.35
	1,019,267,163	100.00	-	-	1,019,267,163	100.00
Empresa Pública de Medelin ESP						
Municipality of Medelin	4,223,308	99.99	-	-	4,223,308	99.99
Other	4	0.01	-	-	4	0.01
	4,223,312	100.00	-	-	4,223,312	100.00
Empresa Colombiana de Petróleos - ECOPETROL						
Ministério de Hacienda y Crédito Público	3,008,720	99.99	-	-	3,008,720	99.99
Other	8	0.01	-	-	8	0.01
	3,008,728	100.00	-	-	3,008,728	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Union	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46,38
BNDES Part S.A. - BNDESPAR	66,878,975,753	14.78	-	-	66,878,975,753	11.84
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Guarantee Fund for Public-Private Parthenships (FGP)	20,000,000,000	4.42	-	-	20,000,000,000	3.54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00

In thousands of reais

	June 30, 2007					
	Number of shares - units					
	Common	%	Preferred	%	Total	%
BNDES Part S.A. - BNDESPAR National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES Federal Union	6,273,711,452	100,00	-	-	6,273,711,452	100.00

17 Gross Operating Revenue

Revenues from electricity network usage charges for the first semester of 2007 amounted to R$ 730,683 (R$ 674,600 in the first semester of 2006). This revenue is composed of the following:

	06.30.07		06.30.06	
	Quarter	Semester	Quarter	Semester
Basic network				
Existing assets	267,341	531,960	259,467	518,532
New investments	53,535	93,383	34,082	65,732
Surplus/(deficit)	515	2,928	(2,955)	(10,274)
	321,391	628,271	290,594	573,990
Other transmission facilities				
Existing assets	16,202	33,472	25,393	50,551
New investments	4,977	8,888	3,398	5,993
	21,179	42,360	28,791	56,544
Charges				
Fuel Consumption Account (CCC)	19,452	38,113	12,455	24,353
Energy Development Account (CDE)	11,729	22,982	8,323	16,275
Alternative Source Incentive Program (PROINFA)	2,667	5,226	1,294	2,592
	33,848	66,321	22,072	43,220
Adjustment	(3,135)	(6,269)	498	846
	373,283	730,683	341,955	674,600

In thousands of reais

(a) Allowed Annual Revenue (RAP) of Miguel Reale Substation

In December 2002, ANEEL authorized CTEEP to implement the Miguel Reale Substation Expansion project, whose investment value used to calculate the RAP was R$ 323,236.

In September 2004, ANEEL performed an inspection in order to validate the investments made in said project and concluded that the investment amounts should be reduced, for purposes of setting a new amount of the RAP, retroactively to July 2004, by R$ 232,164.

Due to the reduction in the investments in said project, the related annual amount of the RAP beginning July 2005 was then reduced by R$ 32,251. The Company considers this reduction invalid and filed Official Circular OF/F No. 2,828, of July 8, 2005, with ANEEL requesting its restoration.

On March 2, 2006, through Official Letter No. 321/06, the Financial and Economic Oversight Board (SFF) of ANEEL submitted an Inspection Follow-up Report (RAF) that analyzed CTEEP's request and upheld the SFF's initial position.

On March 23, 2006, through Official Letter OF/F No. 1,372/06, CTEEP filed an Administrative Appeal with ANEEL, requesting a review of the SFF's position.

(b) Periodic review of Authorized Annual Revenue (RAP)

In accordance with Concession Agreement No. 59, signed with the Federal Government on June 20, 2001, through the intermediation of ANEEL, every four years as from the date on which this agreement was signed, ANEEL will make a periodic review of the Authorized Annual Revenue (RAP) of electric energy transmission related to the installations of authorized projects whose business operations commenced after December 31, 1999, for the purpose of promoting efficiency and low rates, in accordance with the methodology approved by Normative Instruction No. 257, of March 6, 2007.

Through Resolution No. 488, of June 26, 2007, the result of the first periodic rate review of Companhia de Transmissão de Energia Elétrica Paulista - CTEEP was approved, setting the new Authorized Annual Revenue (RAP) at -26.15%, to be applied to the Basic Network - New Facilities (RBNI) and Other Facilities - New Investments (RCDM) portions effective on July 1, 2005.

In thousands of reais

The effects of this rate recomposition will be backdated to July 1, 2005. The difference in the amounts collected from July 2005 to June 30, 2007, amounting to R$ 66,688 thousand, will be offset in 24 (twenty-four) months by means of the contractual instrument of an adjustment portion. The effects referring to the period from July 1, 2007 to June 30, 2008 were considered in Approving Resolution No. 496.

(c) Annual revenue adjustment

On June 29, 2007, Approving Resolution No. 496 was issued, establishing CTEEP's annual authorized revenues for making available the transmission facilities that comprise the Basic Network and Other Transmission Facilities, for a twelve-month cycle from July 1, 2007 to June 30, 2008.

According to the mentioned Resolution, the Authorized Annual Revenue (RAP) of CTEEP, which was R$ 1,314,400 thousand on July 1, 2006, started to be R$ 1,478,456 thousand on July 1, 2007, which represents an increase of R$ 164,056 thousand or 12.5%.

The analysis of the revenue effective from July 1, 2007 to June 30, 2008 is as follows:

Basic network	
Existing assets	940,542
New investments	174,618
	1,115,160
Other Transmission Facilities (DIT)	
Existing assets	270,584
New investments	20,060
	290,644
LT Chavantes Botucatu	12,047
Adjustment portion	60,605
	1,478,456

In thousands of reais

18 Sale of Assets and Rights

Technical Equipment Maintenance Center (CETEMEQ)

On April 13, 1998, a Private Agreement for Assignment and Transfer of Rights and Obligations was executed by and between EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into the Company on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo") relating to the real property located at Rua Lavapés, 463, Cambuci, São Paulo, for the market price of R$ 70,496, payable in 21 equal and successive monthly installments, with maturity on the first business day of each month, beginning May 1998. In view of the contestation by Eletropaulo, of the aforementioned amount and the fact that the installments had not been received, EPTE filed collection lawsuits on February 11, 1999 and October 18, 2000, with the 1st and 36th Civil District Courts of the Central Jurisdiction of São Paulo, respectively.

In December 2000, the net book value of this asset, in the amount of R$ 4,904, was written off from property, plant and equipment, and the related sale, taxes on the gain resulting from the sale, allowance for doubtful accounts and tax credits were recorded.

On February 27, 2007, through a Transaction Agreement entered into by and between Eletropaulo and CTEEP, the parties agreed on the following:

(a) The real property subject to the collection lawsuits was appraised at R$ 125,265, and accordingly the Company recorded financial income due to monetary adjustment of R$ 54,769.

(b) From the agreed-upon amount mentioned in the prior item, R$ 35,562 was deducted as IPTU (Municipal Real Estate Tax) levied on real properties that, upon the partial spin-off of Eletropaulo, were transferred to EPTE, which was in turn merged into CTEEP. This amount was originally due by CTEEP to the São Paulo Municipal Government, and settled by Eletropaulo at the time it joined REFIS (Tax Debt Refinancing Program) of the Municipality of São Paulo, a circumstance arising from Eletropaulo's receivable from CTEEP.

(c) Accordingly, on March 6, 2007, Eletropaulo made a deposit in the amount of R$ 89,703 in an account at Banco ABN AMRO REAL S.A., whose release to CTEEP was linked to the publication of the ratification decision by one of the courts involved in this settlement, which occurred on March 19, 2007.

In thousands of reais

(d) On March 27, 2007, through letter CT/P/918/2007, CTEEP requested from Banco ABN AMRO REAL S.A. the transfer of the total amount to its investment account, thus terminating the disposal process of CETEMEQ.

(e) Eletropaulo assumes the commitment to provide for the regularization of the ownership status of the real properties transferred by it to EPTE/CTEEP, subject of the agreement in question, as well as any others that may be in its possession but belonging to CTEEP, as a result of the Memorandum for Partial Spin-off of Eletropaulo, dated December 22, 1997.

19 Financial (Expenses) Income

	06.30.07		06.30.06	
	Quarter	**Semester**	**Quarter**	**Semester**
Income				
Income from temporary cash investments	6,889	17,133	20,113	43,990
Interest on accounts receivable - State Finance Department	1,094	2,218	1,328	2,831
Monetary adjustment - CETEMEQ	-	54,769	-	-
Monetary adjustment of tax credits - PIS/COFINS	599	1,822	-	-
Other	835	1,014	293	1,114
	9,417	76,956	21,734	47,935
Expenses				
Debt charges	(1,360)	(2,629)	(2,197)	(4,321)
CPMF (tax on banking transactions)	(2,553)	(4,878)	(1,922)	(3,793)
RGR (global reserve for reversion)	(279)	(558)	(279)	(558)
Other	(663)	(764)	(202)	(535)
	(4,855)	(8,829)	(4,600)	(9,207)

In thousands of reais

20 Income and Social Contribution Taxes

The Company records monthly provisions for income and social contribution taxes on the accrual basis, based on monthly trial balances (for tax suspension and reduction purposes).

(a) Analysis of the Income Tax (IR) and Social Contribution (CS) Calculation

	Quarters			
	June 30, 2007		June 30, 2006	
	IR	CS	IR	CS
Profit before taxation	202,132	202,132	85,413	85,413
Provision for labor contingencies	-	-	342	342
Provision for tax contingency - Municipal Real State Tax (IPTU)	1,494	1,494	1,264	1,264
Negative goodwill on investment Acquisition	(4,246)	(4,246)	7,601	5,168
Reversal of provisions	(118,071)	(118,072)	(9,200)	(9,200)
Regulatory asset – constitution	(1,028)	(1,028)	(12,607)	(12,607)
Regulatory asset – realization	133	133	19,509	19,509
Other	189	-	110	88
Profit - calculation basis	80,603	80,413	92,432	89,977
15% rate	(12,091)		(13,865)	
10% rate	(8,054)		(9,237)	
9% rate		(7,237)		(8,098)
Tax incentives	-		42	
Provision for Income Tax and Social Contribution	(20,145)	(7,237)	(23,060)	(8,098)
Deferred Income Tax and Social Contribution	(29,504)	(10,590)	2,127	766
Income Tax and Social Contribution expense	(49,649)	(17,827)	(20,933)	(7,332)

In thousands of reais

	Six Month Periods			
	June 30, 2007		June 30, 2006	
	IR	CS	IR	CS
Profit before taxation	523,695	523,695	214,428	214,428
Provision for labor contingencies	9,916	9,916	4,175	4,175
Provision for tax contingency - Municipal Real State Tax (IPTU)	7,584	7,584	7,249	7,249
Negative goodwill on investment Acquisition	(8,492)	(8,492)	15,203	10,335
Reversal of provisions	(444,135)	(444,068)	(10,366)	(10,366)
Regulatory asset – constitution	(4,191)	(4,191)	(31,058)	(31,058)
Regulatory asset – realization	833	833	38,445	38,445
Other	413	-	215	162
Profit - calculation basis	85,623	85,277	238,291	233,370
15% rate	(12,844)		(35,744)	
10% rate	(8,550)		(23,817)	
9% rate		(7,675)		(21,003)
Tax incentives	24		84	
Provision for Income Tax and Social Contribution	(21,370)	(7,675)	(59,477)	(21,003)
Deferred Income Tax and Social Contribution	(101,805)	(30,724)	4,325	1,693
Income Tax and Social Contribution expense	(123,175)	(38,399)	(55,152)	(19,310)

In thousands of reais

21 Concessions

Through Administrative Rule No. 185, of June 6, 2001, issued by the Ministry of Mines and Energy (MME), the concession held by the Company for the electric power transmission service related to the basic network and other transmission facilities was extended for 20 years, beginning July 8, 1995.

Accordingly, on June 20, 2001, the concession agreement for the electric power transmission service was entered into by and between CTEEP and the concession authority, through ANEEL.

This concession agreement was amended on December 14, 2001, in view of the merger of EPTE into the Company. The initially agreed conditions were maintained, except for the Allowed Annual Revenue (RAP), which was reduced by 0.58% in July 2002 and 3.56% in July 2003, equivalent to 50% of the efficiency gains expected from the merger, whose effects were recognized in ANEEL Ratifying Resolutions in those months.

Due to the acquisition of the shareholder control of CTEEP by ISA Capital do Brasil S.A., on June 28, 2006, the Second Amendment to Concession Agreement 059/2001 - ANEEL of CTEEP was signed on January 29, 2007, in order to reflect this reality of the new controlling shareholder. In this amendment, the initially agreed-upon conditions were maintained and a clause was added defining that the goodwill paid in the auction, as well as the special obligations and amounts arising from State Law No. 4819/58 provided for in Sale Notice SF/001/2006, will not be considered by ANEEL for purposes of evaluation of the economic and financial balance of the concession. Also as a result of this amendment, ISA Capital do Brasil S.A. and Interconexión Eléctrica S.A. E.S.P. (Colombia) assume the commitment to make capital contributions to CTEEP.

22 Financial Instruments

The Company's main source of revenues is the use of its electric power transmission system by other concessionaires and agents. Its annual revenue related to basic network and other transmission facilities is defined by ANEEL, pursuant to prevailing legislation.

The main risk factors inherent in the Company's operations may be identified as follows:

(a) Credit risk

The Company has agreements with the ONS (National Electric System Operator), concessionaires and other agents for regulating the provision of services related to the basic network for 214 users, with a bank guarantee clause. Likewise, the Company has agreements regulating the provision of services in other transmission facilities with 32 concessionaires and other agents, with a bank guarantee clause.

(b) Price risk

Pursuant to the concession agreement, the Company's revenues are annually adjusted by ANEEL based on the variation of the General Market Price Index (IGP-M), and part of the revenues is subject to periodic review every four years (Note 17).

(c) Liquidity risk

The Company basicallly centralizes its financial investments in Banco Nossa Caixa S.A.

(d) Interest rate risk

Interest based on the variation of the actuarial cost (General Price Index - Internal Availability [IGP-DI] plus 6% per year) or the TR (a managed prime rate) plus interest of 8% per year, whichever is higher, is charged on debt agreements with Fundação CESP (Note 13).

The carrying amounts of asset and liability financial instruments, compared with the amounts that might be obtained in active market trading, or in the absence thereof, with the net present value adjusted at the prevailing market interest rate, approximate their fair values.

23 Collection Lawsuit by ELETROBRÁS against Eletropaulo and EPTE

In 1989, Centrais Elétricas Brasileiras S.A. - ELETROBRÁS filed a collection lawsuit against Eletropaulo - Eletricidade de São Paulo S.A. (currently Eletropaulo Metropolitana Eletricidade de São Paulo S.A. - "Eletropaulo") referring to the balance of a certain financing agreement. Eletropaulo did not agree with the criteria for monetarily adjusting said financing agreement and made escrow deposits for the amounts it understood to be due to ELETROBRÁS. In 1999 a judgment was issued on the aforementioned lawsuit, ordering Eletropaulo to pay the balance determined by ELETROBRÁS.

In thousands of reais

Under the partial spin-off protocol of Eletropaulo, made on December 31, 1997 and that resulted in the establishment of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. and other companies, Eletropaulo is solely liable for obligations of any kind referring to acts until the spin-off date, except for contingent liabilities whose provisions had been allocated to the merging companies. In the case in question, at the time of the spin-off, there was no allocation to EPTE of any provision for such purpose, leaving it clear that Eletropaulo was exclusively liable for said contingency. At the time of the spin-off there was only the transfer to EPTE assets of an escrow deposit in the historical amount of R$ 4.00, made in 1988 by Eletropaulo, referring to the amount that it understood to be owed to ELETROBRÁS regarding the balance of the aforementioned financing agreement, and allocation to EPTE's liabilities of the same amount referring to this debt.

Therefore, under the partial spin-off protocol of Eletropaulo, EPTE would be liable for known and ascertained debts in the exact adjusted amount available in the aforementioned escrow deposit made in 1988, and Eletropaulo would be liable for the contingent liabilities referring to the difference between the amount demanded in court by ELETROBRÁS and the adjusted amount of the aforementioned escrow deposit. In October 2001, ELETROBRÁS executed the sentence referring to the aforementioned financing agreement, charging R$ 429 million from Eletropaulo and R$ 49 million from EPTE, understanding that EPTE would pay its part with the adjusted amounts of the aforementioned escrow deposit. CTEEP merged EPTE on November 10, 2001, succeeding it in its obligations.

On September 26, 2003, a decision of the Court of Justice of the State of Rio de Janeiro was published, excluding Eletropaulo from the execution of the aforementioned sentence. Due to these facts, ELETROBRÁS filed, on December 16, 2003, a Special Appeal in the Superior Court of Justice and an Extraordinary Appeal in the Federal Supreme Court to maintain the aforementioned collection regarding Eletropaulo. Appeals similar to those of ELETROBRÁS were filed by CTEEP, and the Company's Special Appeal is already registered with the Superior Court of Justice under no. 809.672.

On June 29, 2006, the Superior Court of Justice accepted the special appeal filed by CTEEP, with respect to reversing the decision of the Court of Justice of the State of Rio de Janeiro that excluded Eletropaulo from the execution action filed by ELETROBRÁS. As a result, the execution action filed by ELETROBRÁS against Eletropaulo and EPTE will proceed, as per the lower court decision, ensuring CTEEP's right of defense as EPTE's successor.

In thousands of reais

Due to said acceptance by the Superior Court of Justice, on December 4, 2006 Eletropaulo filed a special appeal, which was rejected, according to the decision published on April 16, 2007. In light of the Superior Court of Justice's decision, understanding that the pre-execution exception offered by Eletropaulo is not suitable, unless the execution of the decision is amended or suspended, which is not probable, the Company believes that ELETROBRÁS will insist on execution of the decision, as described above.

With respect to that debt and in view of the formal documents of the partial spin-off of Eletropaulo, CTEEP, according to the understanding of its Management and legal counsel, is only liable for the payment equivalent to the adjusted amount of the escrow deposits made in 1988 for this purpose and which is currently part of its assets, and intends to proceed in the defense of such right. On the other hand, the Company has not recognized a reserve for the remaining contingency, which the Company understands as being the liability of Eletropaulo, from which the debt is being charged by ELETROBRÁS.

The total contingency is currently estimated at approximately R$ 901,954.

24 Supplementary Pension Plan Regulated by State Law no. 4,819/58

(a) Significant event

(i) July 19, 2005

"In compliance with CVM Instruction No. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista clarifies aspects related to the supplementary pension plan regulated by State Law no. 4,819/58. This plan applies to employees hired through May 13, 1974, as mentioned in Note 22.1 to the financial statements of the Company as of December 31, 2004. The necessary funds to cover the charges of the plan are the responsibility of the responsible agencies of the Government of the State of São Paulo; this was implemented according to an agreement made on December 10, 1999 between the São Paulo State Finance Department and the Company, effective until December 31, 2003. Such procedure was regularly performed until December 2003 by Fundação CESP, with funds from the State Finance Department, transferred by CTEEP. In January 2004, the Finance Department began to directly process those payments, without the participation of CTEEP and Fundação CESP.

In thousands of reais

The decision of the 49th Labor Court of São Paulo was communicated to CTEEP on July 11, 2005 (lawsuit no. 1,339/2005-1), authorizing Fundação CESP to resume processing the payment of benefits established by State Law no. 4,819/58, according to the respective regulation, in the same manner that had been made until December 2003, with funds transferred by CTEEP. On July 13, 2005, the 49th Labor Court of São Paulo gave 60 days for the fulfillment of this decision. There is also on the website of the Regional Labor Court of São Paulo a summary of a similar decision (lawsuit SDC No. 20058200400002000) of June 30, 2005, determining that Fundação CESP, using the funds transferred by CTEEP, may process again the beneficiaries' retirement and pension payments established by State Law no. 4,819/58; such decision has not yet been published, nor has the Company been notified there of.

To comply with said judicial decisions, CTEEP must require on a monthly basis the necessary funds from the São Paulo State Finance Department, to be transferred to Fundação CESP, which must process the payments to the beneficiaries. Said decisions apply to about 6,500 beneficiaries, with a monthly expense in the amount of R$ 23 million, which, in the understanding of CTEEP, is the responsibility of the State of São Paulo, as it was through December 2003. Consequently, CTEEP will contest said judicial decisions since it understands that the responsibility for the payment of the above-mentioned benefits is, under applicable legislation, of the State of São Paulo."

(ii) January 27, 2006

"CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction No. 358/02, announces a change in procedure by the State Finance Department, due to a recent understanding of the State Attorney General regarding the transfer of funds to CTEEP for compliance with the decision of the 49th Labor Court of São Paulo, which authorized Fundação CESP to once again process the pension plan benefit payments established by State Law no. 4,819/58 using funds received from the State of São Paulo and transferred by CTEEP. This matter has been previously addressed in Note 21 of the interim financial statements of CTEEP as of September 30, 2005.

In thousands of reais

The State Finance Department transferred to CTEEP, on January 27, 2006, an amount lower than necessary to comply with the decision of the 49th Labor Court. The effective expenditure of CTEEP this month for purposes of said court decision was R$ 19,725, transferred to Fundação CESP, having received R$ 14,976 from the State Finance Department for this purpose. The State Finance Department informed that this month it disallowed certain expenses due to the recent understanding by the State Attorney General regarding the State's responsibility in this case. The decision of the 49th Labor Court currently applies to 5,528 beneficiaries. The State Finance Department continues directly paying 794 benefits established by State Law no. 4,819/58.

CTEEP is still endeavoring to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law no. 4,819/58 to the State Finance Department. CTEEP confirms its legal department's understanding that expenses derived from State Law no. 4,819/58 and respective regulation are the full responsibility of the State Finance Department, and is analyzing the applicable actions to protect the Company's interests."

(iii) February 24, 2006

"CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction no. 358/2002, announces, supplementing the information included in the Significant Event Notice of January 27, 2006, that the State Finance Department transferred to CTEEP in February 2006 the amount of R$ 12,802 to comply with the decision of the 49th Labor Court of São Paulo, which ruled that Fundação CESP must process the pension plan benefit payments established by State Law no. 4,819/58 using the funds received from the State of São Paulo and transferred by CTEEP. In February, CTEEP's total expenditure to comply with said court decision was R$ 19,652.

CTEEP continues its efforts to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law no. 4,819/58 to the State Finance Department, and to adopt other actions to protect the Company's interests."

(b) Decision of the 49th Labor Court of São Paulo

On April 27, 2006, the 49th Labor Court of São Paulo rendered a decision on the above-mentioned lawsuit, considering valid, in part, the claim at issue and maintaining the effects of the early relief previously granted (Significant Event Notice of July 19, 2005), in addition to ordering the payment of amounts falling due. On May 8, 2006, CTEEP filed appeals requesting clarification of the decision and amendment of certain aspects thereof.

In thousands of reais

The decision of the Superior Court of Justice issued on June 19, 2006, declaring that the State Court System has authority to judge the labor claims filed with the Labor Court directly seeking the amounts established by State Law no. 4,819/58, annulled the decision of the 49th Labor Court of São Paulo and ordered that the case be submitted to an administrative court of the State Finance Department. As a result of the decision of the Superior Court of Justice, the amounts established by State Law no. 4,819/58 will once again be paid directly by the São Paulo State Finance Department and no longer by Fundação CESP through transfer from CTEEP as occurred in accordance with the decision of the 49th Labor Court of São Paulo, now annulled.

On June 28, 2006, the Superior Court of Justice granted an injunction to suspend the effects of the decision rendered by the same court on the conflict of jurisdiction on June 19, 2006. According to the notification received by CTEEP on June 30, 2006, the decision of the 49th Labor Court of São Paulo, which ordered the payment of pension plan benefits as per State Law no. 4,819/58 by Fundação CESP, using cash resources from the State of São Paulo transferred by CTEEP, shall prevail.

(c) Current situation

As a result of the aforementioned facts and by force of said decision of the 49th Labor Court of São Paulo, as well as the decision of the Superior Court of Justice, CTEEP passed on to Fundação CESP, in the period of September 2005 to June 2007, the amount of R$ 489,868 for payment of benefits under State Law no. 4,819/58, having received from the State Finance Department the amount of R$ 352,486 for that purpose. The difference between the amount passed on to Fundação CESP and the amount reimbursed by the State Finance Department, of R$ 137,382, is being claimed by the Company at the administrative level (Note 4(b)).

In thousands of reais

On October 20, 2005, CTEEP received from the State Attorney General a copy of that agency's statement, dated October 6, 2005, regarding the consultation by the State Finance Department on the scope of said court decisions. In this statement, the State Attorney General concludes that the decision of the 49th Labor Court of São Paulo applies subjectively to the State Finance Department, which is the defendant in the claim. Accordingly, the State Attorney General concluded that "in the current scenario, the State Finance Department is liable for the full reimbursement of the amounts disbursed by CTEEP for compliance with the court decision regarding labor claim no. 1,145/2005-6, in progress at the 49th Labor Court of São Paulo". On the other hand, in the same statement, the State Attorney General concludes that the decision issued by the Regional Labor Court, whose effects are suspended by the injunction obtained as a result of the Claim for Correction, does not fully apply to the State Finance Department, which was removed from the lawsuit at the plaintiff Union's request. In this case, the State Finance Department should, according to the State Attorney General, reimburse CTEEP, observing the strict limits of State Law no. 4,819/58, excluding possible benefits, established by the related regulation, that surpass or that are in conflict with the specific legislation.

In view of the Significant Event Notices above, the State Attorney General, by Official Letter no. 01, dated February 10, 2006, and respective Technical Note no. 01/06, changed its prior understanding, which was in effect through December 2005 for purposes of transfer of funds to CTEEP to comply with the decision of the 49th Labor Court of São Paulo. According to the current understanding of the State Attorney General, the State Finance Department must disallow certain transfers to CTEEP for purposes of transfer to Fundação CESP to comply with said court decision.

According to the Significant Event Notices mentioned above, CTEEP continues its efforts to change the decision of the 49th Labor Court of São Paulo so as to return the responsibility for the pension plan benefit payment established by State Law no. 4,819/58 to the State Finance Department. CTEEP also confirms its legal department's understanding that the expenses arising from State Law no. 4,819/58 and respective regulation are the full responsibility of the State Finance Department and is analyzing additional actions to protect the Company's interests. The Company records these disallowances as "Accounts receivable - São Paulo State Finance Department" (Note 4(b)).

In thousands of reais

25 Subsequent Events

(a) Payment of dividends

At an Extraordinary General Meeting held on July 10, 2007, the Board of Directors decided to pay dividends to the stockholders, in the amount of R$ 240,247 thousand, which corresponds to R$ 1.609317 per thousand shares. The payment will commence as of July 18, 2007.

(b) Grouping of shares

At an Extraordinary General Meeting (AGE) held on July 12, 2007, the stockholders approved the proposal of the Board of Directors for the grouping of the Company's shares. A one thousand-to-one reverse stock split of each type of the Company's shares was carried out.

This reverse stock split will not change the Company's capital and its aim is to standardize the trading standards adopted by the São Paulo Stock Exchange (BOVESPA), as the latter has been instructing publicly-held companies to adopt a unit quotation for its shares instead of the quotation per lots of thousands of shares, in order to allow for more favorable conditions in the trading of the shares issued by the Company.

(c) Significant notice

On July 23, 2007, the Company issued the following significant notice:

The managements of ISA Capital do Brasil S.A. ("ISA Brasil"), ISA Participações do Brasil Ltda. ("ISA Participações") and CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in compliance with the provisions of CVM Instruction No. 358, of January 3, 2002, as amended by CVM Instruction No. 449, of March 15, 2007, come public to inform that they will submit to the appreciation, deliberation and approval, as applicable, of the National Electric Energy Agency ("ANEEL") and, subsequently, of their stockholders and quotaholders the following corporate restructuring process:

(i) ISA Brasil is the current controlling stockholder of CTEEP and the holder of the goodwill paid in the process for the acquisition of the share control in the mentioned company ("Goodwill"). ISA Brasil is also the controlling stockholder of ISA Participações;

In thousands of reais

(ii) The restructuring process comprises the checking, by ISA Brasil, of the shares held in the capital of CTEEP against the capital of ISA Participações. Subsequently, ISA Participações will be merged into CTEEP and, as a result of this transaction, the Goodwill will be transferred to CTEEP.

(iii) There will be no transfer of the share control in CTEEP as a result of the intended restructuring.

(iv) The managements of the companies involved understand that the current corporate restructuring will allow for better capitalization and cash flow conditions in CTEEP, as a result of the tax saving generated by the amortization of the Goodwill; and

(v) The transaction will be implemented in a manner not to cause the transfer of any debts or liabilities and to avoid any adverse impacts on future flows of dividends to the stockholders of CTEEP. The tax benefit portion will be capitalized in favor of ISA BRASIL, under the terms of Article 7 of CVM Instruction No. 319, of December 3, 1999.

It is intended that the transaction be concluded in the second six-month period of 2007. The proposed transaction is subject to the previous approval of ANEEL. As soon as the required approval is granted, the other legal procedures will be taken and the significant event notice of CVM Resolution No. 319 will be issued.

(d) Notice to the Market

On July 26, 2007, the Company released the following notice to the market:

We hereby inform that, at a meeting held with the Executive Board of the National Bank for Economic and Social Development (BNDES) on July 17, 2007, financing of R$ 764.2 million was granted to CTEEP. This amount accounts for 70% of the total investment, which includes construction aimed at system improvements, reinforcements, modernization of the current transmission system and new projects, and is part of the 2006/2008 Pluriannual Investment Plan.

In thousands of reais

Furthermore, we inform that the mentioned financing is pending approval by Executive Board and Board of Directors Meetings, as well as the completion of the documentation stage of the process.

26 Cash Flows

Statements of cash flows for the six months periods ended

	June 30, 2007	June 30, 2006
Operating activities	715,243	660,906
Receivables from customers	11,611	10,518
Other receivables	(102,279)	(91,848)
Payments to suppliers	(138,611)	(174,811)
Payments to employees	(288,621)	-
Payments to employees – PDV	(80,611)	(173,911)
Taxes, contributions and regulatory charges	116,732	230,854
Investing activities	(314,093)	(254,523)
Purchase of property, plant and equipment		
Financial activities	14,453	35,442
Revenues from financial investments	(4,078)	(17,878)
Payment of liabilities related to loans	(170,033)	(179,627)
Interest on own capital/dividends	(4,107)	(3,688)
Bank expenses/Tax on Bank Account Outflows (CPMF)	(558)	(465)
Other	(164,323)	(166,216)
Non-operating activities	7,160	26,617
Agreements - Finance Department	85,341	74,471
Reimbursements - Law No. 4.819/58	89,704	
Agreement with Eletropaulo – CETEMEQ/IPTU	51,603	523
Other revenues	(136,644)	(114,075)
Advances - Law No. 4819/58	97,164	(12,464)
Decrease in net cash balance	(264,520)	(202,349)
Changes in cash	514,471	684,917
At the beginning of the year	249,951	482,568
At the end of the six-month period	(264,520)	(202,349)

In thousands of reais

The Company's main source of revenue refers to the use of its transmission system by the electric power public utility concessionaires and agents in the segment, whose annual tariffs were adjusted through the Authorizing Resolution (RH) No. 355/06 of the National Electric Energy Agency (ANEEL), effective up to June 30, 2007, and linked to the facilities of the Basic Network and Other Transmission Facilities.

In the second quarter of 2007, the Gross Operating Revenue reached R$ 376,985 thousand, which, after the deduction of direct taxes and charges, resulted in a Net Operating Revenue of R$ 346,848 thousand, an increase of 15.0% in comparison to the R$ 301,682 thousand recorded in the same quarter of the previous year.

The Operating Expenses which may be directly administered by Management, referring to expenses with personnel, materials, third-party services and other expenses, in the amount of R$ 83,894 thousand, accounted for 24.2% of the Net Operating Revenue.

In the second quarter of 2007, the Gross Profit, in the amount of R$ 193,473 thousand, is 63.3% higher than the R$ 118,445 thousand recorded in the same quarter of 2006.

The EBITDA, which is represented by the Gross Profit plus the Depreciation amount, reached R$ 236,323 thousand, representing a 68.1% margin over the Net Operating Revenue.

In view of the results achieved by the Company's operational management in the second quarter of 2007, a Net Income of R$ 134,656 thousand was recorded, which exceeds that in the same quarter of the previous year (R$ 111,502 thousand) by 20.8%.

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Other Information that the Company Considers Important
In thousands of reais

In compliance with the rules of the Corporate Governance Practices, we present below the stockholdings of all those with a direct or indirect holding which exceeds 5% of each type and class of the Company's shares, up to individual holdings:

1 Analyses of the Company's Stock Composition

The principal stockholders of the Company are:

	June 30, 2007					
	Number of shares - units					
	Common	%	Preferred	%	Total	%
Controlling shares						
Controlling stockholder						
ISA Capital do Brasil S.A.	55,924,465,821	89.40	-	-	55,924,465,821	37.46
Management						
Executive Board	-	-		-	-	-
Board of Directors	11	-	400,000	-	400,011	-
Supervisory Board	-	-		-	-	-
	11	-	400,000	-	400,011	-
Total controlling shares	55,924,465,832	89.40	400,000	-	55,924,865,832	37.46
Outstanding shares						
Government of the State of São Paulo						
State Finance Secretariat	198	-	9,338,731,250	10.77	9,338,731,448	6.26
Companhia do Metropolitano de São Paulo - METRÔ	-	-	2,252,873,385	2.60	2,252,873,385	1.51
	198		11,591,604,635	13.37	11,591,604,833	7.77
Federal Government						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
BNDES Part S.A. BNDESPAR	-	-	2,476,097,206	2.86	2,476,097,206	1.66
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Federal Union	-	-	120,794		120,794	
	6,160,836,510	9.85	49,977,867,575	57.63	56,138,704,085	37.61

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Other Information that the Company Considers Important

In thousands of reais

	June 30, 2007					
	Number of shares - units					
	Common	%	Preferred	%	Total	%
Other						
Grupo Hedging Griffo	-	-	5,026,089,709	5.80	5,026,089,709	3.36
UBS AG London Branch	-	-	3,179,500,000	3.67	3,179,500,000	2.13
L Parisotto Participações Ltda.	-	-	1,648,582,992	1.90	1,648,582,992	1.10
Vally S.A.	-	-	1,040,000,000	1.20	1,040,000,000	0.70
Inst Geiprev Seguridade Social	40,000,000	0.06	-	-	40,000,000	0.03
The Shell Contr Pension Fund	23,675,000	0.04	15,546,000	0.01	39,221,000	0.03
Opportunity Special Fia	29,698,610	0.05	-	-	29,698,610	0.02
Banco Santander Internacional	27,820,000	0.04	-	-	27,820,000	0.02
The Bank of New York - ADR Department	36,999,000	0.06	54,481,200	0.06	91,480,200	0.06
Other (*)	315,167,653	0.50	14,192,300,082	16.36	14,507,467,735	9.71
	473,360,263	0.75	25,156,499,983	29.00	25,629,860,246	17.16
Total outstanding shares	6,634,196,971	10.60	86,725,972,193	100.00	93,360,169,164	62.54
Grand total	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100,00

	June 30, 2006					
	Number of shares - units					
	Common	%	Preferred	%	Total	%
Government of the State of São Paulo and Related Companies - (Control)						
State Finance Secretariat	40,250,110,262	64.34	9,338,856,250	10.77	49,588,966,512	33.22
CESP - Cia. Energética de São Paulo	-	-	2,415,888,838	2.78	2,415,888,838	1.62
Companhia do Metropolitano de São Paulo - METRÔ	-	-	2,252,873,385	2.60	2,252,873,385	1.51
Other	8,777,700	0.01	3,489,444	-	12,267,144	-
	40,258,887,962	64.35	14,011,107,917	16.15	54,269,995,879	36.35
Management						
Executive Board	-	-	212,710	-	212,710	-
Board of Directors	24	-	23,774	-	23,798	-
Supervisory Board	-	-	-	-	-	-
	24	-	236,484	-	236,508	-
Total controlling shares	40,258,887,986	64.35	14,011,344,01	16.15	54,270,232,387	36.35

Other Information that the Company Considers Important

In thousands of reais

	June 30, 2006					
	Number of shares - units					
	Common	%	Preferred	%	Total	%
Outstanding shares						
Federal Government						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
Federal Union	9,556,150,967	15.28	-	-	9,556,150,967.	6.40
BNDES Part S.A. BNDESPAR	-	-	2,476,097,206	2.86	2,476,097,206	1.66
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
	15,716,987,477	25.13	49,977,746,781	57.63	65,694,734,258	44.01
Other						
Social Security Fund of the Employees of Banco do Brasil	296,439,000	0.47	1,348,157,697	1.55	1,644,596,697	1.10
Morgan Stanley Uruguay Ltda.	28,600,000	0.05	1,297,900,000	1.50	1,326,500,000	0.89
Merrill Lynch International	278,400,000	0.44	771,400,000	0.89	1,049,800,000	0.70
L Parisotto Participações Ltda.	-	-	952,401,379	1.10	952,401,379	0.64
Fundação Petrobrás de Seguridade Social - PETROS	-	-	784,409,138	0.90	784,409,138	0.53
The Bank of New York - ADR Department	36,999,000	0.06	74,950,200	0.09	111,949,200	0.07
Other (*)	5,942,349,340	9.50	17,508,062,597	20.19	23,450,411,937	15.71
	6,582,787,340	10.52	22,737,281,011	26.22	29,320,068,351	19.64
Total outstanding shares	22,299,774,817	35.65	72,715,027,792	83.85	95,014,802,609	63.65
Grand total	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(*) Includes stockholders who individually hold less than 5% of each type and class of the Company's shares.

In thousands of reais

2 Stockholdings, by Type and Class, of all Those Who Hold, Directly or Indirectly, More Than 5% of Each Type and Class of the Company's Shares, up to Individual Holdings

	June 30, 2007					
	Number of shares - units					
	Common	%	Preferred	%	Total	%
ISA Capital do Brasil S.A.						
ISA Interconexión Eléctrica S.A. ESP	828,267,196	100.00	-	-	828,267,196	100.00
Luiz Fernando Alarcón Mantilla	1	-	-	-	1	-
Guido Alberto Nule Amin	1	-	-	-	1	-
Fernando Augusto Rojas Pinto	1	-	-	-	1	-
Carlos Alberto Rodríguez Lopez	1	-	-	-	1	-
	828,267,200	100.00	-	-	828,267,200	100.00
ISA Interconexión Eléctrica S.A. ESP						
Ministério de Hacienda y Crédito Público	569,472,561	55.87	-	-	569,472,561	55.87
Empresa Pública de Medellin	102,582,317	10.06	-	-	102,582,317	10.06
Empresa Colombiana de Petróleo - ECOPETROL	58,925,480	5.78	-	-	58,925,480	5.78
Fondo de Pensiones de Bogotá Obligarorias Protección	50,396,714	4.94	-	-	50,396,714	4.94
Other	237,890,091	23.95	-	-	237,890,091	23.34
	1,019,267,163	100.00	-	-	1,019,267,163	99.99
Empresa Pública de Medelin ESP						
Municipality of Medelin	4,223,308	99.99	-	-	4,223,308	99.99
Other	4	0.01	-	-	4	0.01
	4,223,312	100.00	-	-	4,223,312	100.00
Empresa Colombiana de Petróleos - ECOPETROL						
Ministério de Hacienda y Crédito Público	3,008,720	99.99	-	-	3,008,720	99.99
Other	8	0.01	-	-	8	0.01
	3,008,728	100.00	-	-	3,008,728	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Union	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46.38
BNDES Part S.A. - BNDESPAR	66,878,975,753	14.78	-	-	66,878,975,753	11.84
National Development Fund.(FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Guarantee Fund for Public-Private Partherships (FGP)	20,000,000,000	4.42	-	-	20,000,000,000	3.54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Other Information that the Company Considers Important

In thousands of reais

	June 30, 2007					
	Number of shares - units					
	Common	%	Preferred	%	Total	%
BNDES Part S.A. - BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Union	6,273,711,452	100,00	-	-	6,273,711,452	100.00

	June 30, 2006					
	Number of shares - units					
	Common	%	Preferred	%	Total	%
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Govermment	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46,38
BNDES Part S.A. - BNDESPAR	66,878,975,753	14.78	-	-	66,878,975,753	11.84
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
FGP - Guarantee Fund for Public-Private Partnerships	20,000,000,000	4.42	-	-	20,000,000,000	3.54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDES Part S.A. - BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
Federal Union	6,273,711,452	100,00	-	-	6,273,711,452	100.00

* * *

END